FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(B) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            National-Standard Company
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Indiana                                38-1493458
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(State of incorporation or organization     (I.R.S. Employer Identification No.)

 1618 Terminal Road, Niles, Michigan                     49120
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(Address of Principal Executive Offices)                Zip Code

Securities to be registered pursuant to Section 12(b) of the Act

           Title of each class                 Name of each exchange on which
           to be so registered                 each class is to be registered

         Common Stock, Par Value             American Stock Exchange, Inc.
         $.01 per share
         -----------------------

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act Registration Statement file number to which this form relates (if applicable):

         Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                                (Title of class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Our authorized capital stock consists of 25,600,000 shares, divided into 25,000,000 shares of common stock, $.01 par value per share, and 600,000 shares of preferred stock, $1.00 par value per share.

COMMON STOCK

         Each holder of common stock is entitled to one vote per share at any meeting of the shareholders of the corporation. Subject to the preferential dividends on any outstanding preferred stock, the board of directors may declare dividends on the common stock out of legally available funds.

         In the event of our liquidation, dissolution or winding up, holders of any outstanding preferred stock of each series shall be entitled to receive an amount determined by resolution establishing said series, together with an additional amount equal to all accrued and unpaid dividends. If less than the full amounts are paid or set apart for payment to the preferred stock holders, any amount so paid or payable shall be paid in proportion to the respective amounts payable in full payment. After payment or setting apart for payment to the holders of preferred stock the preferential amounts payable to them, all remaining assets shall be distributed pro rata to the holders of common stock. Holders of common stock have no preemptive rights.

PREFERRED STOCK

         The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares of that series, the number of votes, if any, to which the shares in that series are entitled, the designations, preferences and relative, participating, optional and other rights, as well as the qualifications, limitations or restrictions of the shares in that series. Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control. The prescribed rights could make removal of present management more difficult or impose restrictions upon the payment of dividends and other restrictions to the holders of common stock.
         The board of directors also possesses the right to grant to the holders of shares of any class of stock the right to purchase or subscribe for shares of stock of any class or any other securities of the corporation. The board of directors may fix the prices and other terms and conditions of these shares. If the board grants this right to the holders of preferred stock, the consequences listed in the above paragraph may also occur.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BY-LAWS

         Certain provisions of our Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes in control. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although these proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to replace the current management without the concurrence of the board of directors.

         A provision contained in both the Articles of Incorporation and By-Laws:

         - the division of the board of directors into three classes, serving staggered terms of office of three years.

         A provision contained in the Articles of Incorporation only:

         - the availability of authorized but unissued shares of preferred stock for issuance from time to time at the discretion of the board of directors.

         Provisions contained in the By-Laws only:

         - permitting only the board of directors, the Chairman or the President to call a special meeting of stockholders; and

         - requirements for advance notice for raising business or making nominations at stockholders' meetings.

         ITEM 2.           EXHIBITS

                  1. Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit (3)(i) to Registrant's Annual Report on Form 10-K for 1994, filed December 14, 1994).

                  2. By-Laws of the Registrant (incorporated herein by reference from Exhibit (3)(ii) to Registrant's Annual Report on Form 10-K for 1994, filed December 14, 1994).

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  October 6, 1999                        NATIONAL-STANDARD COMPANY



                                               By: /s/ Michael B. Savitske
                                                   ________________________
                                                   Name: Michael B. Savitske
                                                   Title:   President & Chief
                                                            Executive Officer